UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PHX Minerals Inc.
(Name of Subject Company (Issuer))
WhiteHawk Merger Sub, Inc.
a wholly owned subsidiary of
WhiteHawk Acquisition, Inc.
(Names of Filing Persons (Offerors))
WhiteHawk Income Corporation
(Names of Filing Persons (Other))
Common Stock, $0.01666 par value per share
(Title of Class of Securities)
69291A100
(CUSIP Number of Class of Securities)
Copies to:
Daniel Herz
Chief Executive Officer
WhiteHawk Income Corporation
2000 Market Street, Suite 910
Philadelphia, PA 19103
Telephone: (610) 484-3412
Copy to:
James R. Griffin, Esq.
Claudia Lai, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201
Telephone: (214) 749-7779
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   Third-party tender offer subject to Rule 14d-1.
☐   Issuer tender offer subject to Rule 13e-4.
☐   Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by WhiteHawk Merger Sub, Inc., a Delaware corporation (“Purchaser”), WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), and WhiteHawk Income Corporation, a Delaware corporation (“WhiteHawk”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01666 per share (the “Shares”), of PHX Minerals Inc., a Delaware corporation (“PHX”), at a purchase price of $4.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 14d-1 under the Exchange Act.
All information in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal hereby is expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of May 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among PHX, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated by reference with respect to Items 4, 5, 6, 7, 9 and 11 of this Schedule TO.
ITEM 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is PHX Minerals, Inc., a Delaware corporation. PHX’s principal executive offices are located at 1320 South University Drive, Suite 720, Fort Worth, TX 76107. PHX’s telephone number is (405) 948-1560.
(b)   This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares at the Offer Price. As of May 8, 2025 (as represented by Issuer to Purchaser and Parent in the Merger Agreement), 37,922,368 Shares were issued and outstanding.
(c)   The information set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   Identity and Background of Filing Person.
(a) – (c)    This Schedule TO is filed by Purchaser, Parent, and WhiteHawk. The information set forth in Section 8 (“Certain Information Concerning Parent, Purchaser and WhiteHawk”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
ITEM 4.   Terms of the Transaction.
(a)(1)(i) – (a)(1)(viii), (a)(1)(xii), (a)(2)(i) – (iv), (vii)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 4 — “Withdrawal Rights”

•
Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer”

•
Section 9 — “Source and Amount of Funds”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with PHX”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for PHX”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

•
Section 18 — “Fees and Expenses”

•
Section 19 — “Miscellaneous”

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) and (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 7 — “Certain Information Concerning PHX”

•
Section 8 — “Certain Information Concerning Parent, Purchaser, and WhiteHawk”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with PHX”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for PHX”

•
Schedule I

ITEM 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with PHX”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for PHX”

•
Section 13 — “Certain Effects of the Offer”

•
Section 14 — “Dividends and Distributions”

•
Schedule I

ITEM 7.   Source and Amount of Funds or Other Consideration.
(a), (b), (d)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 15 — “Conditions of the Offer”

ITEM 8.   Interest in Securities of the Subject Company.
(a) and (b)    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent, Purchaser, and WhiteHawk”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for PHX”

•
Schedule I

ITEM 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with PHX”

•
Section 18 — “Fees and Expenses”

ITEM 10.   Financial Statements.
Not applicable.
ITEM 11.   Additional Information.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent, Purchaser, and WhiteHawk”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with PHX”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for PHX”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 22, 2025.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, dated May 22, 2025.*
(a)(5)(A)	Press release issued by WhiteHawk Income Corporation and PHX Minerals Inc. on May 8, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by PHX on May 9, 2025).
(b)(1)	Debt Commitment Letter, dated as of May 8, 2025, by and between EIG Credit Management Company, LLC and WhiteHawk Income Corporation.*
(d)(1)	Agreement and Plan of Merger, dated as of May 8, 2025, by and among PHX Minerals Inc., WhiteHawk Acquisition, Inc. and WhiteHawk Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by PHX on May 12, 2025).
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by PHX on May 12, 2025).
(d)(3)	Confidentiality Agreement, dated as of January 23, 2025 by and between WhiteHawk — Equity Holdings, LP and PHX Minerals Inc.*
(d)(4)	Form of Equity Commitment Letter.*
(d)(5)	Limited Guarantee, dated as of May 8, 2025, delivered by WhiteHawk Income Corporation in favor of PHX Minerals Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by PHX on May 12, 2025).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith

ITEM 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 22, 2025
WhiteHawk Merger Sub, Inc.
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:   President
WhiteHawk Acquisition, Inc.
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:   President
WhiteHawk Income Corporation
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:   Chief Financial Officer